

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 4, 2008

J. Marvin Quin
Chief Financial Officer
Ashland, Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE:** **Ashland, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2007**
> **File No. 1-32532**

Dear Mr. Quin:

We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page M-1</u>

<u>Results of Operations, page M-2</u>

1. In future filings, please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Provide a more comprehensive analysis of the factors that impacted sales, gross profit margin, and operating expenses, ensuring that you sufficiently explain why an event or

transaction has occurred and is impacting the specific line item. In addition you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addition, there appear to have been several instances of material changes in your reserve estimates and related expenses with little discussion of the underlying facts and circumstances leading to these material changes. Examples include the following:

- On page 5 and page M-11, you indicate that environmental remediation expenses, net of receivable activity amount to $7 million in 2007 compared to $47 million in 2006 and $49 million in 2005. However, you do not appear explain why your remediation expenses have decreased or whether this trend is expected to continue in the future. Please discuss the reasons for the decrease in environmental remediation expenses and whether this trend is expected to continue. In this regard, we note that this change in management's estimate has had a significant impact on your fiscal year 2007 operating income and the increase in operating income from fiscal year 2006 to fiscal year 2007.

- We note from page F-31 of your financial statements that while you incurred $5 million in asbestos claims expense in 2007 you had incurred $104 million of asbestos claims expense in 2006. This $100 million in claims expense decrease from fiscal year 2006 to fiscal 2007 does not appear to be discussed in any of your fiscal year 2007 versus fiscal year 2006 results of operations discussions. Given that the $100 million decrease in expense is very material to your operating income and appears to be a significant driver of your increase in operating income of $170 million in fiscal year 2006 to $216 in fiscal year 2007, it appears that robust disclosures of these expenses and the reasons for their changes need to be provided, including an attempt to discuss whether this trend is expected to continue in the future.

- On page M-1, you indicate that the unallocated and other line item includes a $25 million charge for costs associated with Ashland's voluntary severance offer in 2007. However, we did not find any further discussion of this voluntary severance offer or a discussion of the facts and circumstances that lead to this offer. Please provide a more comprehensive discussion of this voluntary severance offer within MD&A.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Note A – Significant Accounting Policies, page F-9
Pension and other post retirement costs, page F-12

2. You state that the measurement of the benefit obligation is based on the company's estimates and actuarial valuation provided by third-party actuaries

which are selected by Ashland. Please identify these experts or revise your disclosure to eliminate this reference. See Rule 436(b) of Regulation C.

Exhibits 31.1 and 31.2

3. In future filings, please exclude the titles of your officers in your 302 Certifications. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) for guidance.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief